                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

         Under the Securities Exchange Act of 1934 (Amendment No. 1)*

                     MERIDIAN POINT REALTY TRUST VIII CO.
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                               (Name of Issuer)

                                PREFERRED STOCK
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                        (Title of Class of Securities)

                                   82627A207
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                                (CUSIP Number)

                               Allen K. Meredith
                            Meredith Partners, Inc.
                              3000 Sand Hill Road
                             Building 1 Suite 100
                         Menlo Park, California  94025
                                (415) 854-5477
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                With a copy to:
                                Richard S. Grey
                         Pillsbury Madison & Sutro LLP
                                 P.O. Box 7880
                         San Francisco, CA 94120-7880
                                (415) 983-1000

                                March 21, 1997
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))

                               Page 1 of 4 Pages
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CUSIP No.  82627A207
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 1         NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
           PERSONS:  Meredith Partners, Inc.
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 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  [ ]
                                                                        (b)  [X]
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 3         SEC USE ONLY
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 4         SOURCE OF FUNDS (SEE INSTRUCTIONS)                             WC/OO
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 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        [_]
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 6         CITIZENSHIP OR PLACE OF ORGANIZATION  CALIFORNIA
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   NUMBER OF       7   SOLE VOTING POWER           1,183,556 (see Items 3 and 5)
    SHARES             ---------------------------------------------------------
 BENEFICIALLY      8   SHARED VOTING POWER         NONE
 OWNED BY EACH         ---------------------------------------------------------
   REPORTING       9   SOLE DISPOSITIVE POWER      1,183,556 (see Items 3 and 5)
  PERSON WITH          ---------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER    NONE
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY
           EACH REPORTING PERSON                   1,183,556 (see Items 2 and 5)
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                        [_]
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13         PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)                              22.4% (see Item 5)
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14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                        CO
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                               Page 2 of 4 Pages
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PRELIMINARY NOTE
----------------

     The person filing this Amendment No. 1 is Meredith Partners, Inc., a California corporation (the "Company"). This Amendment No. 1 amends a Statement on Schedule 13D filed by the Company on March 31, 1997 (the "Original Statement").

     This Amendment No. 1 relates to the preferred stock, par value $.001 per share (the "Preferred Stock") of Meridian Point Realty Trust VIII Co., a Missouri corporation (the "Issuer") with its principal executive offices located at 655 Montgomery Street, Suite 800, San Francisco, California 94111.

     Other than as set forth below, to the best knowledge of the Company, there has been no material change in the information set forth in response to Rows 1 and 3 through 14, inclusive, of the Cover Sheet and Items 1, 2, 3, 4, 6, and 7 of the Original Statement. Accordingly, those items are omitted from this Amendment No. 1.

Row 2.   Membership in a Group
-----    ---------------------

     Box (b) has been checked. The Company disclaims membership in a group because the Company has not entered into any agreement with another person for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

     (a) Upon acquisition of the Purchased Shares, the Company will own directly a portion of the 1,183,556 shares of Preferred Stock representing no more than 9.8% of the 5,273,927 issued and outstanding shares of Preferred Stock as of November 1, 1996, the date of the Issuer's 10-Q.

     (b) The Company, and any person to whom the Company assigns the right to acquire a portion of the Purchased Shares, will have the sole power to vote or direct the disposition of up to 1,183,556 shares of Preferred Stock.

     (c) No transactions of Preferred Stock were effected by the Company during the past 60 days or since the most recent filing on Schedule 13D. During the past 60 days, Allen K. Meredith, Chief Executive Officer of the Company, and his wife acquired, in their individual capacity, 2,500 shares of Preferred Stock of the Issuer.

     (d) No person other than the Company herein has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities being reported herein.

     (e)  Not applicable.

                               Page 3 of 4 Pages
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                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 16, 1997


                                MEREDITH PARTNERS, INC., a California
                                corporation

                                By:  /s/Allen K. Meredith
                                     --------------------------------
                                     Allen K. Meredith
                                Its: Chief Executive Officer

                               Page 4 of 4 Pages